1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 30, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

REVISED NOTICE OF THE 2015 FIRST EXTRAORDINARY GENERAL MEETING

References are made to the notice ("Original Notice") and the circular ("Circular") of the 2015 first extraordinary general meeting dated 13 January 2015 of Aluminum Corporation of China Limited* (the "Company"), among which, set out the time and venue of the 2015 first extraordinary general meeting of the Company ("EGM") and details of the resolutions to be considered and approved by shareholders of the Company ("Shareholders") at the EGM.

Pursuant to relevant provisions of the Detailed Rules for Online Voting at Shareholders' Meetings of Listed Companies of Shanghai Stock Exchange (Revised in 2015)(), the Company amended the resolutions in relation to the cumulative voting referred in the Original Notice. Save as the aforesaid amendments, other matters set out in the Original Notice remain unchanged.

The EGM will be held by the Company as originally scheduled at 2:00 p.m. on Thursday, 26 February 2015 at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China for the purposes of considering, and if thought fit, approving the following resolutions (unless otherwise specified, words used in this revised notice has the same meaning as defined in the Circular):

ORDINARY RESOLUTIONS

1.	To consider and approve the resolution in relation to the election of Directors of the fifth session of the Board of the Company:

1.1	To consider and approve the resolution in relation to the election of Mr. Ge Honglin as an executive Director of the fifth session of the Board of the Company.

1.2	To consider and approve the resolution in relation to the election of Mr. Liu Caiming as a non-executive Director of the fifth session of the Board of the Company.

2.	To consider and approve the resolution in relation to the election of the independent non-executive Director of the fifth session of the Board of the Company:

2.1	To consider and approve the resolution in relation to the election of Ms. Chen Lijie as an independent non-executive Director of the fifth session of the Board of the Company.

3.	To consider and approve the resolution in relation to the proposed transfer of all shares held by the Company in Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
30 January 2015

Notes:

(a)	Details of the above resolutions are set out in the circular of the Company dated 13 January 2015 regarding the EGM.

(b)	A revised form of proxy in respect of the above resolutions is enclosed with this revised notice ("Revised Form of Proxy").

IMPORTANT NOTICE: This Revised Form of Proxy supersedes the form of proxy which was enclosed with the notice and the circular dated 13 January 2015 in relation to the EGM of the Company ("Original Form of Proxy") and was dispatched to Shareholders. Shareholders who have already completed and returned the Original Form of Proxy shall note that the Original Form of Proxy is no longer applicable for the EGM.

Shareholders who intend to appoint a proxy to attend the EGM and vote on the resolutions set out in this revised notice shall complete and return the enclosed Revised Form of Proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the Revised Form of Proxy will not preclude you from attending the EGM or any adjournment thereof and voting in person if you so wish.

(c)

Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Tuesday, 27 January 2015 to Thursday, 26 February 2015 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Monday, 26 January 2015 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H Share certificates must have been lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 26 January 2015 for registration.

(d)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slip for attending the EGM and return them to the Company's Board Office no later than 20 days before the date of the EGM, i.e. on or before Thursday, 5 February 2015.

Details of the Company's Board Office are as follows:
No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China (Postal Code: 100082)
Tel: (8610) 8229 8161/8162
Fax: (8610) 8229 8158

(e)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(f)

To be valid, the Revised Form of Proxy, and if the Revised Form of Proxy is signed by a person under a power of attorney or other documents of authorization on behalf of the appointer, a notarially certified copy of that power of attorney or other documents of authorization, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (c) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(g)

Each holder of A Shares which is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM, and Notes (e) to (f) also apply to A Shareholders, except that the Revised Form of Proxy and a notarially certified copy of that power of attorney or other documents of authorization must be delivered to the Company's Board Office, the address of which is set out in Note (d) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof, in order for such documents to be valid.

(h)

If a proxy attends the EGM on behalf of a Shareholder, he should produce his ID card and the instrument or document signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the EGM, such representative should produce his ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person Shareholder.

(i)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(j)

All votings at the EGM will be conducted by poll. The method of cumulative vote shall be adopted for the voting of Resolution 1 and Resolution 2. On the election of directors or supervisors by a cumulative vote, the number of shares reported shall represent the votes entitled to cast for the election. For each group of the resolutions in relation to the election, the total number of votes to which the shareholders is entitled for shall be equal to the number of resolutions within the corresponding group of resolutions. If a Shareholder holds 100 shares of the Company, and there is a total of 2 candidates for directors in Resolution 1, the Shareholder shall be entitled to a total number of 200 votes in respect of this group of resolutions on the election. Shareholders shall vote in accordance with the limitation of number of votes in each group of resolutions. Shareholders may cast their votes at their own discretion for one candidate or for more than one candidate in any combination. When the number of votes on the election exceeds 100 million votes, an on-site voting shall be conducted.

As at the date of this announcement, the members of the board of directors comprise Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Wang Jun (Non-executive Director); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary